SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 6, 2009
(Commission File No. 1-13202)
This Report on Form 6-K shall be incorporated by reference in our automatic shelf registration statement on
Form F-3, as filed with the Securities and Exchange Commission on March 25, 2008 (File No. 333-149890), to the
extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the
Securities Exchange Act of 1934, in each case as amended.

Nokia Corporation
(Name of Registrant)
Keilalahdentie 4
P.O. Box 226, FI-00045 Nokia Group, Espoo
Finland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: ☑   Form 40-F: ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐   No: ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐   No: ☑
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes: ☐   No: ☑
Enclosure: This Report on Form 6-K contains the following exhibits, which are hereby incorporated by reference as Exhibits 4.2 and 4.3, respectively, to our Registration Statement on Form F-3, Registration No. 333-149890.

Exhibit
No.	Description
4.2	Form of First Supplemental Indenture.

4.3	Form of Note (included in Exhibit 4.2).

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOKIA CORPORATION

Date: May 6, 2009	By:	/s/ Karim Tähtivuori

	Name: Title:	Karim Tähtivuori Senior Legal Counsel

	By:	/s/ Esa Niinimäki

	Name: Title:	Esa Niinimäki Corporate Legal Counsel